SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

05013137

RECEIVED
2005 DEC -7 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 December 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 2 December 2005 as published in the South China Morning Post in Hong Kong on 5 December 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

e\cc\Kpudong\shanghai expo\Announcement 5.12.05\L-securities & exchange.doc1

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

Discloseable and Connected Transactions / Connected Transactions

relating to the Establishment of a Joint Venture Company

The KPL Board and the SA Board announce that, on 9 October 2005, the JV Parties entered into the Joint Venture Contract for the establishment of JVCO to undertake a property development project in Pudong, Shanghai, PRC. Upon its establishment, JVCO will be owned by Party A, Party B (a wholly-owned subsidiary of SA), Party C (a wholly-owned subsidiary of KPL) and Party D in the proportions of 20%, 23.20%, 40.80% and 16%, respectively.

Under the Joint Venture Contract, the estimated total investment amount and the registered capital of JVCO are US$489,604,000 (approximately HK$3,818,911,200) and US$163,201,000 (approximately HK$1,272,967,800), respectively. The investment amount in excess of the registered capital shall be funded by third party loans and/or by shareholders' loans from the JV Parties to JVCO. All contributions from the JV Parties shall be made pro-rata to their capital contributions to JVCO.

The development mix and the proposed area for different component of the development are based on the preliminary conceptual design and will be subject to further changes and revision. To cater for any possible increase in the total investment amount of JVCO due to unforeseen factors beyond the current expectations of the JV Parties, on 30 November 2005, Party B, Party C and Party D also entered into the Funding Agreement pursuant to which Party B, Party C and Party D agree that if a funding request in excess of the estimated total investment amount under the Joint Venture Contract of US$489,604,000 (approximately HK$3,818,911,200) is made by JVCO in accordance with the terms of the Joint Venture Contract, they will, as between themselves, contribute to such funding request in proportion to their then respective capital contributions in JVCO and upon the same terms and conditions. The amount of further funding contribution by Party B, Party C and Party D under the Funding Agreement shall not exceed US$23,291,872 (approximately HK$181,676,602), US$40,961,568 (approximately HK$319,500,230) and US$16,063,360 (approximately HK$125,294,208), respectively. Therefore, the obligations of Party B, Party C and Party D under the Joint Venture Contract and the Funding Agreement shall only extend to providing proportionate funding (in accordance with their then respective capital contributions in JVCO) for the purposes set out in the Joint Venture Contract up to a maximum total investment amount for JVCO of US$590,000,000 (approximately HK$4,602,000,000).

Party B, Party C and Party D are wholly-owned subsidiaries of SA, KPL and AG, respectively. Under the Listing Rules, SA and AG are regarded as connected persons of KPL while KPL and AG are regarded as connected persons of SA. Further details of their relationships are set out in the section headed "Implications under the Listing Rules" below. Accordingly, the entering into of the Contracts constitute connected transactions for KPL and SA respectively under the Listing Rules.

As the respective maximum commitments of Party C and Party B under the Contracts exceed the 2.5% Threshold, the Contracts are subject to the approval of the KPL Independent Shareholders and the SA Independent Shareholders respectively.

As the maximum commitment of KPL under the Contracts (in the amount of US$240,720,000 (approximately HK$1,877,616,000)) exceeds 5% of the market capitalisation of KPL of HK$23,979,628,186 (determined on the basis of KPL's average closing share price for the five trading days immediately preceding the date of the Joint Venture Contract), the entering into of the Contracts also constitute discloseable transactions for KPL under the Listing Rules.

Each of KPL and SA will despatch to its shareholders a circular containing, amongst others, further details of the Contracts, a letter of advice from its independent financial adviser to its independent board committee and its independent shareholders in respect of the Contracts, a letter of advice containing the recommendation of its independent board committee to its independent shareholders in relation to the Contracts and a notice of its special general meeting as soon as practicable.

INTRODUCTION

The KPL Board and the SA Board announce that, on 9 October 2005, the JV Parties entered into the Joint Venture Contract for the establishment of JVCO to undertake a property development project in Pudong, Shanghai, PRC. Upon its establishment, JVCO will be owned by Party A, Party B (a wholly-owned subsidiary of SA), Party C (a wholly-owned subsidiary of KPL) and Party D in the proportions of 20%, 23.20%, 40.80% and 16%, respectively. Under the Joint Venture Contract, the estimated total investment amount and the registered capital of JVCO are US$489,604,000 (approximately HK$3,818,911,200) and US$163,201,000 (approximately HK$1,272,967,800), respectively.

The development mix and the proposed area for different component of the development are based on the preliminary conceptual design and will be subject to further changes and revision. To cater for any possible increase in the total investment amount of JVCO due to unforeseen factors beyond the current expectations of the JV Parties, on 30 November 2005, Party B, Party C and Party D also entered into the Funding Agreement. The obligations of Party B, Party C and Party D under the Joint Venture Contract and the Funding Agreement shall only extend to providing proportionate funding (in accordance with their then respective capital contributions in JVCO) for the purposes set out in the Joint Venture Contract up to a maximum total investment amount for JVCO of US$590,000,000 (approximately HK$4,602,000,000).

Based on the estimated total investment amount under the Joint Venture Contract of US$489,604,000 (approximately HK$3,818,911,200) and on the basis that (a) an additional funding requirement of up to US$100,396,000 (approximately HK$783,088,800) required by JVCO is unanimously approved by the board of directors of JVCO; and (b) all JV Parties agree to contribute to such additional funding in proportion to their then respective capital contributions in JVCO, the maximum contributions of Party A, Party B, Party C and Party D to JVCO are expected to be US$118,000,000 (approximately HK$920,400,000), US$136,880,000 (approximately HK$1,067,664,000), US$240,720,000 (approximately HK$1,877,616,000) and US$94,400,000 (approximately HK$736,320,000), respectively.

JOINT VENTURE CONTRACT

Date:	9 October 2005
Parties:	Party A (20%), Party B (23.20%), Party C (40.80%) and Party D (16%) Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (Party A) is a company whose shares are listed on the Shanghai Stock Exchange. The major shareholder of Party A is Shanghai Lujiazui Development (Group) Co., Ltd. holding approximately 60.03% of the issued share capital of Party A as at 30 September 2005. Party B, Party C and Party D are wholly-owned subsidiaries of SA, KPL and AG, respectively.
Scope of Business:	To acquire the Project Site and to develop the Project Site into a mixed-use development which is currently intended to comprise (subject to market conditions) hotel (with meeting facilities), offices, serviced suites/serviced apartments, commercial and related ancillary facilities.
Registered Capital:	The registered capital of JVCO is US$163,201,000 (approximately HK$1,272,967,800) of which 20%, 23.20%, 40.80% and 16% will be contributed by Party A, Party B, Party C and Party D respectively. 15% of the registered capital of JVCO is required to be contributed by the JV Parties within 3 months from the date of issue of the business licence of JVCO. The timing and amount of the payment of the balance of the registered capital shall be decided by the board of directors of JVCO in accordance with the progress of the construction of the project. No time limit is specified in the Joint Venture Contract as regards the timing of the payment of the balance of the registered capital. The JV Parties' capital contribution shall be made in US$ or RMB equivalent.
Total Investment Amount:	Under the Joint Venture Contract, the estimated total investment amount of JVCO is US$489,604,000 (approximately HK$3,818,911,200). Apart from the contribution to the registered capital, the balance of the investment amount will be funded by loans obtained by JVCO from banks or other financial institutions which may be secured or guaranteed by the JV Parties (if required by the lenders) or such third parties procured by them and/or by way of shareholders' loans from the JV Parties to JVCO. All loans and/or financial assistance provided by the JV Parties or such third parties procured by them (as the case may be) to, or for the benefit of, JVCO will be provided on a several basis, pro-rata to the then respective capital contributions of the JV Parties to JVCO and on the same terms and conditions. Under the Joint Venture Contract, if funds in excess of the estimated total investment amount of US$489,604,000 (approximately HK$3,818,911,200) are required by JVCO, such additional funding requirement must be unanimously approved by the board of directors of JVCO.
Duration:	50 years from the date of issue of the business licence of JVCO. The duration of JVCO may be extended by the JV Parties with the approval of the relevant PRC authorities.
Board of Directors:	The board of directors of JVCO will consist of five directors, one of whom shall be nominated by each of Party A, Party B and Party D and two shall be nominated by Party C. The chairman (who must be a director) shall be nominated by Party C.
Profit Distribution:	Profits will be distributed to the JV Parties in proportion to their respective capital contributions to the registered capital of JVCO.

Conditions: The establishment of JVCO is conditional upon all necessary approvals from the relevant PRC authorities having been obtained. The JV Parties shall use all reasonable endeavours to procure the approval of the relevant PRC authorities for the establishment of JVCO. However, if approval could not be obtained after the JV Parties have endeavoured to do so, subject to the JV Parties agreeing otherwise, the Joint Venture Contract shall terminate.

The JV Parties' performance of their respective obligations under the Joint Venture Contract shall also be subject to the following conditions precedent:

1. In relation to Party A, the approval of the State-owned assets administration department. Party A shall obtain such approvals as early as possible after the signing of the Joint Venture Contract and shall provide to the other JV Parties proof of having obtained the relevant approvals.

2. In relation to Party C and Party B, the passing of the KPL Resolution(s) and the SA Resolution(s) and compliance by KPL and SA with the Listing Rules.

3. In relation to Party D, compliance by AG with the listing requirements of Singapore Exchange Securities Trading Limited.

There is no long-stop date before which the conditions precedent to the Joint Venture Contract must be satisfied.

FUNDING AGREEMENT

Date: 30 November 2005

Parties: Party B, Party C and Party D

Purpose: The purpose of the Funding Agreement is to record the agreement amongst Party B, Party C and Party D that none of them shall be obliged to commit further funding contribution to, or for the benefit of, JVCO if the total investment amount of JVCO exceeds US$590,000,000 (approximately HK$4,602,000,000).

Terms: If a funding request in excess of the estimated total investment amount under the Joint Venture Contract of US$489,604,000 (approximately HK$3,818,911,200) is made by JVCO in accordance with the terms of the Joint Venture Contract, Party B, Party C and Party D will, as between themselves, contribute to such funding request in proportion to their then respective capital contributions in JVCO.

The form of funding contribution shall be agreed by Party B, Party C and Party D as between themselves including:

(i) requiring JVCO to obtain commercial loans from banks or other financial institutions secured or guaranteed by them (if required by the lenders) or such third parties procured by them;

(ii) providing additional shareholders' loans to JVCO; and/or

(iii) increasing the registered capital of JVCO and making additional contributions to the registered capital of JVCO,

in each case, on a several basis in proportion to their then respective capital contributions in JVCO and upon the same terms and conditions.

Maximum Amount: The amount of further funding contribution by Party B, Party C and Party D under the Funding Agreement shall not exceed US$100,396,000 (approximately HK$783,088,800) in aggregate. Based on their then respective capital contributions in JVCO, the amount of further funding contributions of Party A, Party B, Party C and Party D to JVCO shall not exceed US$23,291,872 (approximately HK$181,676,602), US$40,961,568 (approximately HK$319,500,230) and US$16,063,360 (approximately HK$125,294,208), respectively.

Therefore, the obligations of Party B, Party C and Party D under the Joint Venture Contract and the Funding Agreement shall only extend to providing proportionate funding (in accordance with their then respective capital contributions in JVCO) for the purposes set out in the Joint Venture Contract up to a maximum total investment amount for JVCO of US$590,000,000 (approximately HK$4,602,000,000).

Conditions: The obligations of the parties to the Funding Agreement are conditional upon each of them complying with the applicable rules of the relevant stock exchange.

The additional funding requirement of JVCO under the Funding Agreement is subject to the unanimous approval by the board of directors of JVCO.

Termination: The Funding Agreement shall terminate if the Joint Venture Contract is terminated.

It is currently expected that the funding required by Party C and Party B under the Contracts will be sourced by KPL and SA from their respective internal cash reserves but each of the KPL Group and the SA Group may, if deem appropriate, seek external bank borrowings to finance or refinance all or part of its funding commitments.

Based on the estimated total investment amount under the Joint Venture Contract of US$489,604,000 (approximately HK$3,818,911,200) and on the basis that (a) an additional funding requirement of up to US$100,396,000 (approximately HK$783,088,800) required by JVCO is unanimously approved by the board of directors of JVCO; and (b) all JV Parties agree to contribute to such additional funding in proportion to their then respective capital contributions in JVCO, the maximum contributions of Party A, Party B, Party C and Party D to JVCO are expected to be US$118,000,000 (approximately HK$920,400,000), US$136,880,000 (approximately HK$1,067,664,000), US$240,720,000 (approximately HK$1,877,616,000) and US$94,400,000 (approximately HK$736,320,000), respectively. If KPL and/or SA are required to commit further funding to JVCO in excess of their respective expected maximum contributions as set out above, such further funding shall be subject to compliance of the Listing Rules by KPL or SA, as the case may be.

The maximum contribution of KPL to JVCO (i.e. US$240,720,000 (approximately HK$1,877,616,000)) amounted to approximately 37.7% of the consolidated cash balance (net of bank overdrafts) of KPL as at 30 June 2005 (being in the amount of HK$4,976,261,000). The maximum contribution of SA to JVCO (i.e. US$136,880,000 (approximately HK$1,067,664,000)) amounted to approximately 62.3% of the consolidated cash balance (net of bank overdrafts) of SA as at 30 June 2005 (being in the amount of US$219,852,000 (approximately HK$1,714,845,600)). The funding requirement for making the maximum contribution is not expected to have any material impact on the KPL Group and the SA Group. Based on the available cash resources of KPL and SA as at 30 June 2005 and taking into account the cash inflows arising from their business operations and the committed bank borrowing facilities, each of KPL and SA has sufficient cash resources to satisfy the amount of funding that may be required to be contributed by them, respectively, to JVCO.

Following establishment of JVCO, KPL and SA will treat their respective investments in JVCO as an investment in associated company. Both of them will account for the results and financial position of JVCO under the equity method of accounting.

The shareholding structure, upon the establishment of JVCO, is as set out below:



SA
KPL
AG
100%
100%
100%
Party A
Party B
Party C
Party D
20%
23.20%
40.80%
16%
JVCO

ACQUISITION OF THE PROJECT SITE

The Project Site has an area of approximately 58,900 sq.m. It is adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, PRC to the east and the south and is bounded by Fangdian Road to its west and Huamu Road to its north.

The Project Site is in Pudong's Lujiazui Financial District and is connected with Puxi District of Shanghai. It is also adjacent to the subway stations of Metro Line No.7 (which is under construction and is scheduled for completion in 2007) and Metro Line No.5 (which is under planning). The Project Site is also within walking distance from Century Park Station of Metro Line No.2.

The Project Site is currently owned by Shanghai Pudong Land Development (Holding) Corporation (the Vendor) and there are no existing buildings on the Project Site. Immediately following the execution of the Joint Venture Contract, the JV Parties entered into a Land Contract on behalf of JVCO with the Vendor to acquire the Project Site. Pursuant to the Land Contract, the term of use of the Project Site is, in the case where the date of delivery of the Project Site by the Vendor is on or before 31 December 2005, fifty years commencing on the date of delivery and, in the case where the date of delivery is after 31 December 2005, the term of use shall be from the date of delivery up to 31 December 2055.

The consideration for the Project Site is approximately RMB1,215,780,000 (approximately HK$1,169,019,231) (the "**Total Transfer Price**"), which is calculated based on (a) an above-ground gross floor area of approximately 230,000 sq.m. of the Project Site; and (b) an agreed price of RMB5,286 per sq.m. of the above-ground floor area (approximately HK$5,083 per sq.m.). If the buildable area above ground to be approved by the relevant PRC governmental authorities is different from the aforesaid above-ground gross floor area, adjustments will be made to the Total Transfer Price based on the agreed price per sq.m. It is currently expected that the buildable area above ground of the Project Site to be approved by the relevant PRC governmental authorities will not significantly deviate from 230,000 sq.m.

The Total Transfer Price is payable in accordance with the following schedule:

1. Within 10 days after the entering into of the Land Contract, the JV Parties shall pay (on behalf of JVCO in proportion to their respective capital contributions in JVCO) to the Vendor 10% of the Total Transfer Price (amounting to approximately RMB121,578,000 (approximately HK$116,901,923)) (the "**Signing Deposit**"). The Signing Deposit has been paid by the JV Parties in accordance with the terms of the Land Contract.

2. Before 31 December 2005 and provided that approvals in respect of the planning parameters set out in the Land Contract have been obtained from the relevant PRC authorities, JVCO shall pay the Vendor 20% of the Total Transfer Price (amounting to approximately RMB243,156,000 (approximately HK$233,803,846)). If JVCO cannot make payment on time because it has not been established, it shall bear the related interest cost from 31 December 2005 (calculated based on the standard interest rate for loans published by The People's Bank of China over the same period) unless the JV Parties agree to pay the said sum to the Vendor on behalf of JVCO.

3. Subject to the fulfilment of paragraph (2) above and after JVCO has obtained all requisite approvals in respect of the transfer of the Project Site and approximately 30 days after JVCO has obtained a business licence and endeavour to be before 30 June 2006 but no later than 30 September 2006, JVCO shall pay to the Vendor 40% of the Total Transfer Price (amounting to approximately RMB486,312,000 (approximately HK$467,607,692)).

4. Subject to the fulfilment of paragraph (3) above and the Vendor having performed its responsibilities and obligations under the Land Contract, approximately 45 days after JVCO has obtained a business licence or before 30 November 2006 and before obtaining the property title certificate for the Project Site, JVCO shall pay to the Vendor 30% of the Total Transfer Price (amounting to approximately RMB364,734,000 (approximately HK$350,705,769)).

If JVCO is not established before 31 December 2006, the Vendor shall refund (without interest) to the JV Parties the amount of payments made by them in proportion to their respective contributions.

JVCO has yet to be established. JVCO will apply for its business licence during its establishment.

KPL and SA will make a further joint announcement if JVCO is not established or if any of the conditions precedent to the Joint Venture Contract is not fulfilled before 31 December 2006.

REASONS FOR THE CONTRACTS

The purpose of the Joint Venture Contract is to enable the JV Parties to acquire a piece of prime land in Shanghai for development into a mixed-use development which is currently intended to comprise (subject to market conditions) hotel (with meeting facilities), offices, serviced suites/serviced apartments, commercial and related ancillary facilities. Construction of the Project Site is expected to commence in the second quarter of 2006 and to be completed in late 2009. It is currently intended that part of the completed development will be put on sale and the remaining held for investment purposes. The exact proportion of the development to be sold will be subject to the final development mix and prevailing market conditions.

It is expected that, subject to compliance with the Listing Rules, the development would be project managed by a subsidiary of KPL while SA (or one of its subsidiaries) would provide technical and marketing consultancy services for the construction of the hotel. Upon completion of the hotel, subject to compliance with the Listing Rules, it is expected that the hotel would be managed by a subsidiary of SA. Further announcement would be made by KPL and SA as and when appropriate.

Under the Joint Venture Contract, the estimated total investment amount of JVCO is US$489,604,000 (approximately HK$3,818,911,200). The development mix and the proposed area for different component of the development are based on the preliminary conceptual design and will be subject to further changes and revision. To cater for any possible increase in the total investment amount of JVCO due to unforeseen factors beyond the current expectations of the JV Parties, on 30 November 2005, Party B, Party C and Party D also entered into the Funding Agreement. The purpose of the Funding Agreement is to record the agreement amongst Party B, Party C and Party D that none of them shall be obliged to commit further funding contribution to, or for the benefit of, JVCO if the total investment amount of JVCO exceeds US$590,000,000 (approximately HK$4,602,000,000).

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, KHL is interested in 752,141,645 KPL Shares as disclosed under the SFO, representing approximately 61.83% of the existing 1,216,478,922 KPL Shares in issue and is the controlling shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL.

As at the date of this announcement, KHL is interested in 1,087,719,468 SA Shares as disclosed under the SFO, representing approximately 43.04% of the existing 2,527,438,692 SA Shares in issue and is the controlling shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA.

Shares of AG are listed on the Singapore Exchange Securities Trading Limited. AG's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75%-owned subsidiary of SA and therefore, AG is a connected person of SA at the subsidiaries' level. To the best of the SA Directors' knowledge, information and belief, having made all reasonable enquiries, AG is not a connected person of SA at the issuer's level.

The controlling shareholder of AG, Kuok (Singapore) Limited, is interested in approximately 34.34% of the existing issued share capital of AG. Kuok (Singapore) Limited owns 100% of a substantial shareholder which is interested in 33% of the issued shares of a 67%-owned subsidiary of KPL. Therefore, AG is a connected person of KPL at the subsidiaries' level. To the best of the KPL Directors' knowledge, information and belief, having made all reasonable enquiries, AG is not a connected person of KPL at the issuer's level.

Following its formation, JVCO will be regarded as a connected person of SA because (a) KPL is a connected person of SA, as explained above; and (b) JVCO is 40.80% owned by KPL and is therefore an "associate" of KPL (as defined in the Listing Rules).

Accordingly, the entering into of the Contracts constitute connected transactions for KPL and SA respectively under the Listing Rules. As the respective maximum commitments of KPL (in the amount of US$240,720,000 (approximately HK$1,877,616,000)) and SA (in the amount of US$136,880,000 (approximately HK$1,067,664,000)) under the Contracts exceed the 2.5% Threshold, the Contracts are subject to the approval of the KPL Independent Shareholders and the SA Independent Shareholders respectively.

An independent board committee will be established by the KPL Board and the SA Board respectively to consider the Contracts and to advise the KPL Independent Shareholders and the SA Independent Shareholders respectively. An independent financial adviser will be appointed by each of KPL and SA respectively to make recommendations to their respective independent board committees and independent shareholders in relation to the Contracts.

As the maximum commitment of KPL under the Contracts (in the amount of US$240,720,000 (approximately HK$1,877,616,000)) exceeds 5% of the market capitalisation of KPL of HK$23,979,628,186 (determined on the basis of KPL's average closing share price for the five trading days immediately preceding the date of the Joint Venture Contract), the entering into of the Contracts also constitute discloseable transactions for KPL under the Listing Rules.

Each of KPL and SA will despatch to its shareholders a circular containing, amongst others, further details of the Contracts, a letter of advice from its independent financial adviser to its independent board committee and its independent shareholders in respect of the Contracts, a letter of advice containing the recommendation of its independent board committee to its independent shareholders in relation to the Contracts and a notice of its special general meeting as soon as practicable.

The entering into of the Contracts have been approved by the executive and non-executive directors (excluding the independent non-executive directors) of KPL and SA. The independent non-executive directors of KPL and SA have been briefed by the management of KPL and SA, respectively, regarding the Contracts and indicated that they will opine on the transactions contemplated by the Contracts after they have had the opportunity to discuss with the independent financial adviser and review the letter of advice from the independent financial adviser. Accordingly, at this stage, the independent non-executive directors of KPL and SA have not participated in the approval of the Contracts, but all of them have agreed to participate in the independent board committees of KPL and SA, respectively, to consider the connected transactions aspects of the Contracts. Their recommendations will be set out in the letters of advice from the independent board committees of KPL and SA to the respective independent shareholders of KPL and SA and contained in the respective circulars of KPL and SA. In considering the Contracts, the independent non-executive directors of KPL will also take into consideration the parties' respective obligations under the KPL Non-competition Agreement and the SA Undertaking.

KHL and its associates shall be required to abstain from voting in respect of the resolution to approve the Contracts at the special general meetings of KPL and SA respectively.

Shang Holdings Limited, a wholly owned subsidiary of SA, is interested in 6,072,968 KPL Shares (representing approximately 0.5% of all KPL Shares in issue). Shang Holdings Limited shall be required to abstain from voting in respect of the KPL Resolutions at the special general meeting of KPL.

Neither KPL nor any of its subsidiaries hold any shares in SA.

To the best of the KPL Directors' knowledge, information and belief, having made all reasonable enquiries, the Vendor, Party A and their respective ultimate beneficial owners are third parties independent of and not connected with or related to KPL or its connected persons (as defined in the Listing Rules), and none of them nor any of their associates has any shareholding interest in the capital of KPL.

To the best of the SA Directors' knowledge, information and belief, having made all reasonable enquiries, the Vendor, Party A and their respective ultimate beneficial owners are third parties independent of and not connected with or related to SA or its connected persons (as defined in the Listing Rules), and none of them nor any of their associates has any shareholding interest in the capital of SA.

INFORMATION ABOUT PARTY A, KPL, SA, AG AND THE VENDOR

The KPL Group is principally engaged in (i) property development and investment in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight, warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The AG Group is principally engaged in property development and investment, project management and trading in building materials.

The principal activities of Party A are land development and development, construction, operation and management of real estate properties.

The principal activities of the Vendor are requisition and development of land, and development and operation of real estate properties.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

\+ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*

DEFINITIONS

"2.5% Threshold"	the threshold set by Rule 14A.32 of the Listing Rules above which connected transactions will be subject to independent shareholders' approval requirement under Chapter 14A of the Listing Rules;
"AG"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Exchange Securities Trading Limited;
"AG Group"	AG and its subsidiaries;
"associates"	has the meaning given to it in the Listing Rules;
"Contracts"	collectively, the Joint Venture Contract and the Funding Agreement;
"Funding Agreement"	the funding agreement dated 30 November 2005 entered into by Party B, Party C and Party D in relation to JVCO, the purpose of which is to record the agreement amongst Party B, Party C and Party D that none of them shall be obliged to commit further funding contribution to, or for the benefit of, JVCO if the total investment amount of JVCO exceeds US$590,000,000 (approximately HK$4,602,000,000);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Joint Venture Contract"	the joint venture contract in respect of the establishment of JVCO dated 9 October 2005 entered into by the JV Parties;
"JVCO"	上海浦東嘉里城房地產有限公司 (Shanghai Pudong Kerry City Properties Co., Ltd.), a sino-foreign equity joint venture company to be established pursuant to the Joint Venture Contract and which will be owned by Party A, Party B, Party C and Party D in the proportions of 20%, 23.20%, 40.80% and 16%, respectively;
"JV Parties"	collectively, Party A, Party B, Party C and Party D;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which holds as at the date of this announcement approximately 61.83% and 43.04% of the issued share capital of KPL and SA, as disclosed under the SFO, respectively;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL to be convened to consider and, if appropriate, approve the Contracts;
"KPL Non-competition Agreement"	the non-competition agreement between KPL and Kerry Group Limited (on behalf of the Kuok Group) pursuant to which the Kuok Group shall not, except as provided in the KPL Non-competition Agreement, undertake, *inter alia*, property investment or development in Hong Kong or PRC;
"KPL Resolution(s)"	the resolution(s) to approve the Contracts and the transactions contemplated thereunder by the KPL Independent Shareholders at the special general meeting of KPL;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"Kuok Group"	companies owned or controlled by Mr. Kuok Hock Nien and/or interests associated with him;
"Land Contract"	a contract for the transfer of State-owned land use right dated 9 October 2005 entered into between the JV Parties (on behalf of JVCO) and the Vendor in relation to the acquisition of the Project Site by JVCO from the Vendor;
"Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Party A"	上海陸家嘴金融貿易區開發股份有限公司 (Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.), a limited company by shares established under the laws of PRC, whose shares are listed on the Shanghai Stock Exchange. The major shareholder of Party A is Shanghai Lujiazui Development (Group) Co., Ltd. holding approximately 60.03% of the issued share capital of Party A as at 30 September 2005;
"Party B"	Kerry Shanghai (Pudong) Ltd., a company established in Samoa under the International Companies Act 1987, and is indirectly wholly-owned by SA;
"Party C"	Kerry Shanghai Pudong Investments Ltd., a company established in Samoa under the International Companies Act 1987, and is indirectly wholly-owned by KPL;

"Party D"	Allgreen Properties (Shanghai) Pte. Ltd., a company established under the laws of Singapore, and is wholly-owned by AG;
"PRC"	The People's Republic of China;
"Project Site"	a plot of land adjacent to the Shanghai New International Expo Centre, Pudong, Shanghai, PRC with an area of approximately 58,900 sq.m. currently owned by the Vendor;
"RMB"	Renminbi, the lawful currency of PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Hong Kong Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Independent Shareholders"	SA Shareholders who are not required to abstain from voting at the special general meeting of SA to be convened to consider and, if appropriate, approve the Contracts;
"SA Resolution(s)"	the resolution(s) to approve the Contracts and the transactions contemplated thereunder by the SA Independent Shareholders at the special general meeting of SA;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SA Undertaking"	the understanding between SA and the Kuok Group (as set out in KPL's prospectus dated 23 July 1996) pursuant to which SA would be offered, at the earliest practicable time, the opportunity to acquire at an arm's length price all or part of any hotel or serviced apartment projects in Hong Kong or PRC that may be undertaken by the Kuok Group and are to be managed by SLIM;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SLIM"	a group of companies comprising (i) Shangri-La International Hotel Management Limited, a company incorporated in Hong Kong; (ii) Shangri-La International Hotel Management Limited, a company incorporated in British Virgin Islands; and (iii) Shangri-La International-China Management Limited, a company incorporated in Hong Kong. All three companies are indirect wholly-owned subsidiaries of SA;
"sq.m."	square metres;
"US$"	United States Dollars, the lawful currency of the United States of America;

"Vendor"	上海市浦東土地發展(控股)公司 (Shanghai Pudong Land Development (Holding) Corporation), a State-owned enterprise and the existing owner of the Project Site; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at a rate of RMB1.04 = HK$1 for illustration purposes.

Amounts denominated in US$ in this announcement have been converted into HK$ at a rate of US$1 = HK$7.80 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 2 December 2005

* *for identification purpose only*